                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       For the period ended June 30, 2001

                               MADGE NETWORKS N.V.


                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F       X           Form 40-F
                       ----------------            ---------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                    Yes                          No       X
                       ----------------            ---------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-      N.A.
                       ----------------

                               Page 1 of 50 Pages
                       Exhibit Index Appears on Page 44.

                               MADGE NETWORKS N.V.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----
Financial Information:*                                                                   3
Condensed Consolidated Balance Sheets as of June 30, 2001 (unaudited), March 31, 2001
(unaudited) and December 31, 2000                                                         3
Condensed Consolidated Statements of Operations for the three months ended March 31, 2001 and 2000 (unaudited) and June 30, 2001 and 2000
(unaudited) and the six months ended June 30, 2001 and 2000 (unaudited)                   5
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2001 and the six months ended June 30, 2001 and 2000
(unaudited)                                                                               7
Notes to Condensed Consolidated Financial Statements (unaudited)                          9
Forward Looking Statements                                                               21
Operating and Financial Review and Prospects                                             21
Legal Proceedings                                                                        30
Risk Factors                                                                             31
Signatures                                                                               43
Exhibit Index                                                                            44
Exhibit A--First Half 2001 Press Release                                                 45


--------------------
* The Company's fiscal year ends on December 31 of each year. For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on a calendar month end, whereas, in fact, the Company operates on the basis of thirteen week financial quarters.

MADGE NETWORKS N.V.
Condensed Consolidated Balance Sheets
(in thousands)

                                                                       June 30,       March 31,     December 31,
                                                                         2001           2001           2000
                                                                     -----------     ----------     -----------
                                                                     (Unaudited)     (Unaudited)      Note 3
      ASSETS
Current assets:
      Cash and cash equivalents                                      $     5,863     $    7,972     $   18,405
      Restricted cash                                                      3,181          3,433          3,686
      Accounts receivable, net of allowance for doubtful
      accounts of $721, $828 and $1,330 at June 30, 2001, March
      31, 2001 and December 31, 2000, respectively                         9,595         10,397         12,220
Inventories:
      Raw materials                                                        1,249          2,780          2,329
      Finished goods                                                       7,110          5,428          5,242
                                                                     -----------     ----------     ----------
                                                                           8,359          8,208          7,571
Current deferred tax assets                                                   --             --             39
Other receivable                                                              --             --          6,290
Receivable due from Administration and
Interim Judicial Management processes                                      4,030             --             --
Prepayments and other current assets                                       5,342          6,852          8,880
Current assets of discontinued operations                                    490            661         13,276
                                                                     -----------     ----------     ----------
      Total current assets                                                36,860         37,523         70,367

Property and equipment, net                                               10,211         11,339         12,167
Property and equipment related to discontinued operations net of
accumulated depreciation and allowances for losses on disposition          2,208          2,208          2,208
Intangible assets, net of accumulated amortization                         7,079          9,108         11,343
Investments of discontinued operations                                     2,000          2,000          2,000
Restricted cash                                                            5,694          5,585          6,254
                                                                     -----------     ----------     ----------
Total assets                                                         $    64,052     $   67,763     $  104,339
                                                                     ===========     ==========     ==========

                                                            June 30,          March 31,       December 31,
                                                             2001               2001              2000
                                                          -----------       -----------       -----------
                                                          (Unaudited)       (Unaudited)         Note 3
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
      Short-term borrowing                                $     4,247       $        --       $        --
      Accounts payable                                          7,552            10,660            10,588
      Deferred consideration                                    4,193             4,193             4,890
      Accrued wages and related liabilities                     1,398             2,153             2,851
      Other accrued liabilities                                22,213            26,332            30,548
      Income taxes payable                                     11,568            11,592            11,593
      Current portions of lease obligations                       650               637               629
      Current liabilities of discontinued operations           25,145            32,531            64,900
                                                          -----------       -----------       -----------
      Total current liabilities                                76,966            88,098           125,999

Long-term liabilities and lease obligations                       383               563               752
Deposit payable                                                   921               948               948
                                                          -----------       -----------       -----------
      Total liabilities                                        78,270            89,609           127,699

      COMMITMENTS

Shareholders' equity (deficit):
      Common shares                                            29,245            29,245            29,146
      Additional paid-in capital                              170,305           170,305           169,694
      Treasury stock                                             (404)             (404)             (404)
      Retained earnings (deficit)                            (197,122)         (206,110)         (208,486)
      Accumulated other comprehensive loss                    (16,242)          (14,882)          (13,310)
                                                          -----------       -----------       -----------
Total shareholders' deficit                                   (14,218)          (21,846)          (23,360)
                                                          -----------       -----------       -----------
Total liabilities and shareholders' equity (deficit)      $    64,052       $    67,763       $   104,339
                                                          ===========       ===========       ===========

                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Operations
(Unaudited) (in thousands, except per share amounts)

                                                Three Months Ended        Three Months Ended           Six Months Ended
                                              March 31,    March 31,     June 30,      June 30,      June 30,     June 30,
                                                2001         2000          2001          2000          2001         2000
                                              --------     --------      --------      --------      --------      --------
Net sales                                     $ 23,365     $ 44,611      $ 20,812      $ 25,743      $ 44,177      $ 70,354
Cost of sales:                                  11,521       22,212         9,445        14,897        20,966        37,109
                                              --------     --------      --------      --------      --------      --------
      Gross profit                              11,844       22,399        11,367        10,846        23,211        33,245
Operating expenses:
      Sales and marketing                        6,808       13,128         3,839        10,091        10,647        23,219
      Research and development                   2,835        5,130           197         4,410         3,032         9,540
      General and administrative                 1,212        1,999         3,016         2,431         4,228         4,430
      Special gain                                  --           --        (1,349)           --        (1,349)           --
                                              --------     --------      --------      --------      --------      --------
Total operating expenses                        10,855       20,257         5,703        16,932        16,558        37,189
                                              --------     --------      --------      --------      --------      --------
Operating income (loss) from
Continuing operations                              989        2,142         5,664        (6,086)        6,653        (3,944)

Net interest income (expense)                    1,459         (115)          157          (366)        1,616          (481)
Gain on sale of investment in Red-M                 --           --         7,997            --         7,997            --
                                              --------     --------      --------      --------      --------      --------
Income (loss) from continuing
operations before income taxes and share
of losses of associate Red-M                     2,448        2,027        13,818        (6,452)       16,266        (4,425)
Provision for income taxes                          72          240           823           125           895           365
                                              --------     --------      --------      --------      --------      --------
Income (loss) from continuing operations
before share of losses of associate Red-M        2,376        1,787        12,995        (6,577)       15,371        (4,790)
Red-M and discontinued operations
Share of losses of associate Red-M                  --           --        (1,499)           --        (1,499)           --
                                              --------     --------      --------      --------      --------      --------
Income (loss) from continuing operations         2,376        1,787        11,496        (6,577)       13,872        (4,790)

Discontinued operations:
Loss from operations of discontinued
Business                                            --      (16,879)           --       (16,378)           --       (33,257)
Loss from discontinued business
including provision for operating losses            --           --        (2,508)           --        (2,508)           --
                                              --------     --------      --------      --------      --------      --------
Net income (loss)                             $  2,376     $(15,092)     $  8,988      $(22,955)     $ 11,364      $(38,047)
                                              ========     ========      ========      ========      ========      ========

                                                Three Months Ended          Three Months Ended            Six Months Ended
                                             March 31,      March 31,      June 30,       June 30,      June 30,     June 30,
                                               2001          2000            2001          2000           2001         2000
                                             --------      ---------      ---------      --------       --------     --------
Net income (loss) per share from
Continuing operations
Basic and diluted                            $   0.04      $    0.04      $    0.21      $  (0.15)      $   0.26     $  (0.11)

Net (loss) per share from
Discontinued operations
Basic and diluted                            $     --      $   (0.40)     $   (0.04)     $  (0.37)      $  (0.05)    $  (0.77)

Net income (loss) per share
Basic and diluted                            $   0.04      $   (0.36)     $    0.17      $  (0.52)      $   0.21     $  (0.88)

Weighted average shares used in
computing net income (loss) per share
Basic and diluted                              53,962         41,993         54,038        44,066         54,000       43,029


                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Cash Flows
(Unaudited) (in thousands)

                                                                      Three Months Ended         Six Months Ended
                                                                      March        March         June         June
                                                                        31,         31,           30,          30,
                                                                     --------     --------     --------     --------
                                                                       2001         2000         2001        2000
                                                                     --------     --------     --------     --------
Cash flows from operating activities:
  Net income (loss) from continuing operations                       $  2,376     $  1,787     $ 13,872     $ (4,790)
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  Activities:
  Depreciation                                                            885        1,553        1,622        3,352
  Amortization of intangibles                                           2,235        2,609        4,264        3,323
  Loss on disposal of fixed assets                                        220          724          196        3,297
  Losses from associate Red-M                                              --           --        1,499           --
  Profit on sale of investment in Red-M                                    --           --       (7,997)          --
Changes in assets and liabilities net of effect of sale of Red-M:
  Accounts receivable                                                   1,823       (4,891)       2,616       10,643
  Restricted cash                                                         922        1,276        1,065         (874)
  Net inventories                                                        (637)       2,825       (1,220)       3,654
  Other receivable                                                      6,290       (1,616)       6,290       (1,976)
  Prepaid expenses and other current assets                             2,028       (4,929)       3,380       (3,007)
  Receivable due from Administration and
  Interim Judicial Management processes                                    --           --       (4,030)          --
  Accounts payable                                                         72        5,304       (2,579)       1,108
  Other accrued liabilities                                            (4,914)      (9,765)      (8,420)     (14,834)
  Related party payable                                                    --           --       (2,806)          --
  Income taxes payable                                                     (1)        (949)         (25)      (1,406)
  Deferred tax                                                             39            2           39            3
  Deferred revenue                                                         --          277           --         (139)
  Deferred consideration                                                 (697)      (1,276)        (697)      (2,353)
  Deposit payable                                                          --           --          (27)          --
                                                                     --------     --------     --------     --------
Net cash from (used in) operating
  Activities of continuing operations                                  10,641       (7,069)       7,042       (3,999)
Net cash used in operating activities of
discontinued operations                                               (19,754)     (20,239)     (29,477)     (27,977)
                                                                     --------     --------     --------     --------
Net cash used in operating activities                                  (9,113)     (27,308)     (22,435)     (31,976)

Cash flows from investing activities:
  Additions to property and equipment                                    (277)        (520)        (515)      (1,295)
  Purchase of Olicom                                                       --          (29)          --       (2,038)
  Proceeds from sale of investment in Red-M                                --           --        8,731           --
                                                                     --------     --------     --------     --------
Net cash from (used in) investing
  Activities of continuing operations                                    (277)        (549)       8,216       (3,333)
Net cash used in investing activities of
  Discontinued operations                                                  --       (3,870)          --       (9,726)
                                                                     --------     --------     --------     --------
Net cash used in investing activities                                    (277)      (4,419)       8,216      (13,060)

                                                          Three Months Ended         Six Months Ended
                                                          March         March         June        June
                                                           31,           31,           30,         30,
                                                        --------     --------     --------     --------
                                                          2001          2000          2001        2000
                                                        --------     --------     --------     --------
Cash flows from financing activities:
  Repayments of mortgage and capital
   lease obligations                                        (181)        (692)        (348)      (1,435)
  Proceeds from (repayments of) short-term loan, net          --       (3,104)       4,247       (3,380)
  Proceeds from issue of common shares                       710       35,109          710       35,138
                                                        --------     --------     --------     --------
Net cash from financing
  Activities of continuing operations                        529       31,313        4,609       30,323
Net cash from financing
  Activities of discontinued operations                       --          134           --        7,902
                                                        --------     --------     --------     --------
Net cash from financing activities                           529       31,447        4,609       38,225
Net decrease in cash and cash equivalents               $ (8,861)    $   (280)    $ (9,610)    $ (6,811)
                                                        ========     ========     ========     ========
Cash and cash equivalents at the beginning of
  the period                                            $ 18,405     $ 18,417     $ 18,405     $ 18,417
Effect of exchange rate changes on cash                   (1,572)      (1,591)      (2,932)      (4,523)
                                                        --------     --------     --------     --------
Cash and cash equivalents at the beginning of
  the period (at period-end exchange rates)               16,883       16,826       15,473       13,894
Cash and cash equivalents at the end of the
  period                                                   7,972       16,546        5,863        7,083
                                                        --------     --------     --------     --------
Net decrease in cash and cash equivalents               $ (8,861)    $   (280)    $ (9,610)    $ (6,811)
                                                        ========     ========     ========     ========

                             See accompanying notes

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)


1.   PREPARATION OF FINANCIAL STATEMENTS - GOING CONCERN

     Madge Networks N.V. ("Madge" or the "Company") is a global provider of advanced networking product solutions to large enterprises and is the market leader in Token Ring. Until April 2001 the Company operated through three subsidiary groups: Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer and leading supplier of wireless networking product solutions that enable access to a range of voice, video and data from a range of mobile devices. Madge.web was a global provider of rich content applications, content distribution and managed network services.

     Until October 2000, Red-M was within the Madge.connect legal structure. As at December 31, 2000 it was owned directly by Madge Networks N.V. as a separate subsidiary and operating division. As described in Note 6, during April 2001, the Company sold a portion of its shareholding in Red-M for a total of $8.6 million. As a result of this sale and the issue of new shares in Red-M to the purchasers and Red-M employees, the Company's shareholding in Red-M has fallen to less than 50%. Red-M is now an associated company and Madge no longer has any funding commitment to it.

     On April 27, 2001 the Company publicly announced that the Board of Madge Networks decided not to provide further operational funding for Madge.web and that it was searching for a purchaser of the Madge.web business. Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, on April 27, 2001 and May 15, 2001, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. The Company provided an aggregate of $6.3 million of funding to the respective Administration and Interim Judicial Management processes for these two entities. On July 19, 2001 the Company announced that the Administrators had entered into an agreement with Tullett & Tokyo Liberty Plc. ("Tullett & Tokyo") for the sale of certain assets relating to the Trader Voice business of Madge.web in Asia and Europe. The sale provided continuity of employment for a number of Madge.web employees and provided a release for Madge Networks of significant guarantee obligations relating to the Trader Voice business. The employment of a majority of the other Madge.web employees was subsequently terminated. As of August 17, 2001 and September 14, 2001, Madge.web Limited and Madge SE Asia Pte Ltd, respectively, were put into insolvent liquidation. The Liquidators of Madge.web Limited are continuing to seek purchasers for Madge.web Limited's other remaining assets. Madge Networks currently only has funding obligations to Madge.web Inc. in the United States as obligations of Madge.web and Madge Networks are being settled.

     As described in more detail in Note 2, in accordance with Accounting Principles Board Opinion ("APB") No. 30 and Emerging Issues Task Force ("EITF") Issue No. 95-18, Madge.web is presented as a discontinued operation within the accompanying condensed financial statements. The Company has provided guarantees on behalf of Madge.web in relation to certain property leases, equipment leases and loans. In determining the loss on disposal, the Company made an estimate of the amount of the obligations that would not be assumed by Tullett & Tokyo. in relation to the sale of the Trader Voice business in Asia and Europe and purchasers of other assets and, therefore, will have to be discharged by the Company. The Company expects approximately half of the $6.3 million administrative funding provided to be returned to Madge Networks. The timing and the amount of the repayment of the funding provided for the Administration and Interim Judicial Management process is uncertain, but is expected to be in the first half of 2002. Failure to receive these funds or the Company's inability to further mitigate its exposure to the Madge.web liabilities could materially impact its liquidity position and the Company's ability to continue as a going concern.

     The Company had a net working capital deficit (excluding restricted cash) of $43.3 million and a shareholders' deficit of $14.2 million as of June 30, 2001 and has incurred recurring losses from operations. Restricted cash as of June 30, 2001 was $8.9 million.

     The Company will be undertaking further reductions in the Madge.connect business and corporate overheads in order to maintain the profitability of its continuing business going forward and intends to seek further revenue generating activities over which to spread this cost base. The Company believes that Madge.connect and the corporate function, following these restructuring activities, will maintain positive cashflow from continuing operations throughout 2001. During the first six months of 2001 there was an initial reduction of headcount. The Company is also in the process of changing the key supplier of product to Madge.connect, Celestica, and is currently negotiating an exit plan to end all production by Celestica. It is important for the future success of the business that the transition to its new supplier takes place smoothly. The Company also believes that Madge.connect's funding facilities will remain available on acceptable terms. These terms currently provide for either party to terminate on giving three months notice in writing. If there is a material adverse change in the Company's business, as determined by the lender, the funding facility can be terminated immediately. There has been no indication from the lender that it intends to terminate the facility.

     Based on the repayment of a portion of the $6.3 million provided to the Administrators and Interim Judicial Management, expected future operating results of the Madge.connect business and continuation of Madge.connect's funding facilities and assuming the Company can effectively discontinue the Madge.web business including the successful mitigation of amounts payable for guarantees and other obligations, the Company believes that its current liquidity levels and committed financial resources are sufficient to meet the needs of its ongoing operations for at least 12 months following the furnishing of this Form 6-K to the Securities and Exchange Commission. Consequently, the Company is of the opinion that it is appropriate to prepare the condensed consolidated financial statements on a going concern basis. The condensed consolidated financial statements do not include any adjustment that would result if the Company were to cease being a going concern.

     There does, however, exist doubt about the Company's ability to continue as a going concern as there can be no assurance that its assumptions and estimates will prove correct or that its currently available sources of funding will remain available. To the extent that the Company's guarantees on behalf of Madge.web and other obligations cannot be mitigated as planned and have to be discharged by the Company, the Company's future cash flow and liquidity will be materially adversely affected. Furthermore, it may be necessary to place the remaining Madge.web entities (Madge.web Inc. and Madge.web N.V.) into liquidation. The funds provided to the Administrators and Interim Judicial Managers may also not be returned to the Company.

     The Company is attempting to raise additional funds through working capital financing and other sources of finance such as bank credit, a further sale or pledge of its shares in Red-M, or, if achievable, a private placement of shares in Madge Networks to continue to fund operations of Madge Networks and, if required, fund obligations of Madge.web in excess of current expectations. If Madge Networks N.V. shares were to be delisted from The Nasdaq National Market and listed on either The Nasdaq SmallCap Market or the Over-The-Counter-Bulletin-Board, the Company would find it more difficult to raise funds through an equity offering of its shares. Madge's ability to sell its shares in Red-M and the price that could be obtained for the Red-M shares are subject to certain restrictions based on the investment agreement between Madge and the recent purchasers of Red-M shares.

2.   DISCONTINUED OPERATIONS

     In accordance with APB 30 and EITF Issue No. 95-18, Madge.web has been presented as a discontinued business as at December 31, 2000.

     Accordingly, the operating losses for the period January 1, 2001 to April 27, 2001, the date the decision was made to discontinue the Madge.web business, was accrued as at December 31, 2000. In addition, the loss from the decision to discontinue the business was also accrued as at December 31, 2000. This was determined based on our estimate of (i) the amount receivable from the Administrators of Madge.web Limited related to amounts due to Madge Networks N.V., (ii) operating losses of the companies not in liquidation or bankruptcy from April 27, 2001 to the estimated date of liquidation, (iii) the net realizable value from the sale or liquidation of such companies, (iv) additional liabilities resulting from guarantees provided by Madge Networks N.V. and contracts entered into by other Madge Networks companies and (v) obligations related to companies not in liquidation or bankruptcy including amounts payable for claims that may be made by former employees of Madge.web. During the six months ended June 30, 2001 our estimate of the operating losses for the period January 1, 2001 to April 27, 2001 was revised, which had the effect of increasing the loss by $784,000. In addition, our estimate of the loss on disposition was also increased by $1,724,000. The revisions to the estimated loss on disposition was due to our re-estimation of the portion of the $6.3 million funding provided to the Administrators of Madge.web Limited and the Interim Judicial Management of Madge SE Asia Pte Ltd which we expect to recover and to other adjustment to estimates related to the discontinued business. The sale of the remaining assets of the Madge.web business in all locations worldwide, except the United States, is expected to be completed by the middle of the fourth quarter of 2001; however it is expected that it will take until the end of 2003 to settle all claims and liabilities that relates to the liquidation of the Madge.web business and until the first half of 2002 before any portion of the $6.3 million funding provided is returned by the Administrators.

     Assets, liabilities and losses of discontinued operations (in thousands) are as follows:

                                                            June 30,    March 31,     December 31,
                                                              2001         2001          2000
                                                            -------     ---------     -----------
Current assets of discontinued operations:
    Cash and cash equivalents                               $    --     $      --     $     9,431
    Accounts receivable                                          --           171           3,355
    Receivable due from Administration and Interim
      Judicial Management Processes                           4,030            --              --
    Amounts due from Madge.web discontinued
    operations                                                  490           490             490
                                                            -------     ---------     -----------
    Total                                                   $ 4,520     $     661     $    13,276
                                                            =======     =========     ===========
Property and equipment of discontinued operations:
    Leasehold improvements                                  $ 2,208     $   2,208     $     2,208
                                                            -------     ---------     -----------
Investment in Magnifi                                       $ 2,000     $   2,000     $     2,000
                                                            -------     ---------     -----------
Current liabilities of discontinued operations:
    Accounts payable                                        $    --     $      --     $    10,647
    Provision for liabilities/losses of discontinued
    operations including amounts payable under
    guarantees                                               25,145        32,531          54,253
                                                            -------     ---------     -----------
    Total                                                   $25,145     $  32,531     $    64,900
                                                            =======     =========     ===========

     During 2000 Madge.web invested $2.0 million in Magnifi, a California-based, privately owned developer and operator of business-to-business extranet services targeted at the marketing and brand management requirements of large international organizations. Madge.web acquired 623,053 Series E Preferred Stock of Magnifi, equal to 8.1% of the fully diluted Series E stock or approximately a 1.3% holding of Magnifi's total fully diluted equity as at December 31, 2000. We expect to sell or pledge Madge.web's interest in Magnifi.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAPP") for interim financial information and the requirements of Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2001 and the three- and six-month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

     The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

     For further information, refer to the consolidated financial statements and footnotes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2000.

Consolidation

     The consolidated financial statements include the accounts of Madge and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Discontinued Operations

     The operating results, financial position and cash flows of the Madge.web business have been disclosed within the condensed consolidated financial statements as a discontinued business, in accordance with APB No. 30 and EITF Issue No. 95-18. As such, the operations, assets and liabilities of Madge.web have been shown separately from the continuing operations of Madge Networks.

Revenue recognition

     We recognize revenue from product sales upon shipment of product. Net sales from non-recurring technology licensing or engineering is recognized on customer acceptance. Software license royalty revenue is recognized upon notification by the licensee that products incorporating our software have been shipped by the licensee. Subject to certain limitations, we permit some distributors to exchange products or to return products in exchange for credits against future purchases. In addition, in the event we reduce our selling prices, we credit our distributors for the difference between the purchase price of products remaining in the distributors' inventories and our reduced price for such products, subject to certain limitations. An allowance for sales returns and price reduction adjustments, based on historical experience, is accrued concurrently with the recognition of revenue.

Inventories

     Inventories are stated at the lower of cost or market value, determined on a weighted average cost method.

Property and equipment

     Property and equipment are stated at cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the lesser of the estimated useful lives or period of lease of the assets as follows:

Furniture and fixtures              4 years     Manufacturing equipment           1-3 years
Computer and network equipment    3-5 years     Electronic office equipment         3 years
Motor vehicles                      3 years     Leasehold improvements            Shorter of the estimated
                                                                                  useful life of the asset or
                                                                                  the period of the lease.

     Depreciation for the three months ended March 31, 2001 and 2000 was $885,000 and $3,707,000, respectively. For the three months ended June 30, 2001 and 2000, depreciation was $737,000 and $3,966,000, respectively. Depreciation for the six months ended June 30, 2001 and 2000 was $1,622,000 and $7,673,000, respectively. Assets in the course of construction are not depreciated.

Goodwill and other intangible assets

     We amortize goodwill and other intangible assets on a systematic basis over their estimated useful lives, which range from three to ten years. Goodwill has been calculated as the excess of the purchase consideration paid over fair value of the net assets acquired. The basis for other intangible assets has been calculated through cash flow analysis to determine the fair value of the specific intangible assets. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include an adverse change in the opportunities or business climate in which we operate. Should indicators of impairment exist, such impairment will be reviewed through the examination of discounted cash flows.

     Following a re-evaluation of the value of the Gains business and the related period over which the value is to be recognized to the Madge.web business, we determined the estimated useful life of the goodwill arising from the acquisition of Gains to be 10 years as opposed to the original estimate of 20 years. This took effect from the second quarter of 2000. Following the announcement of our intention to sell the Madge.web business, the remaining carrying value of the goodwill to the Gains business was written-off.

Investments

     Investments in companies in which we hold less than a 20% interest are carried at cost or estimated realizable value, if less.

Capital leases

     Assets held under capital leases are capitalized in the balance sheet and are depreciated over their useful lives. Amortization of these assets is included in the statement of operations with depreciation and amortization of purchased assets.

Research and development

     All research and development expenses are charged to operations as incurred. Statement of Financial Accounting Standard ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

     Based on our product development process, technological feasibility is established on completion of a working model. Costs incurred by Madge between completion of the working model and the point at which the product is ready for release have been insignificant. All research and development costs have been expensed as incurred.

Accrued warranty costs

     We provide limited warranties on our software and hardware products. Warranty periods range from 90 days for some software products to one year warranties for some hardware products. We have the option to either repair or replace defective products or return the price paid. We accrue for expected future warranty costs.

Cash equivalents and short-term investments

     We include in cash equivalents all highly liquid investments with maturity dates of three months or less at the purchase date. Short-term investments consist of highly liquid investments that generally mature within two years from acquisition. The fair value of investments is based on quoted market prices. We determine the appropriate classification of debt securities at the time of purchase and re-evaluate such designation as of each balance sheet date. Securities classified as available-for-sale are reported at fair market value with the related unrealized gains and losses included in retained earnings. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in general and administrative expenses. The cost of securities sold is based on the specific identification method.

Foreign currency translation

     We account for foreign currency in accordance with SFAS No. 52, Foreign Currency Translation. Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at monthly market exchange rates.


     Foreign currency transaction gains and losses are included in results of operations in the periods in which they occur. The total amount of currency transaction gain recognized in the three months ended March 31, 2001 was $1,386,000 and for the three months ended March 31, 2000 was $420,000. The total amount of currency transaction gain recognized in the three months ended June 30, 2001 was $1,008,000 and for the three months ended June 30, 2000 was $861,000. The total amount of currency transaction gain recognized in the six months ended June 30, 2001 was $2,394,000 and for the six months ended June 30, 2000 was $1,281,000.

Advertising costs

     We account for advertising costs as an expense in the period in which they are incurred. Advertising expenses for the three months ended March 31, 2001 were $46,000 and for the three months ended March 31, 2000 were approximately $51,000. Advertising expenses for the three months ended June 30, 2001 were $61,000 and for the three months ended June 30, 2000 were $183,000. Advertising expenses for the six months ended June 30, 2001 were approximately $107,000 and for the six months ended June 30, 2000 were $234,000.

Per share data

     Basic earnings per share is calculated using the weighted average number of common shares outstanding. The diluted EPS is calculated based on the weighted average number of common shares plus the dilutive common shares from the exercise of employee share options. In periods when we report a net loss, basic and diluted EPS are the same because the effect of potential common shares is anti-dilutive.

In thousands                              Three months ended            Three months ended               Six months ended
(except shares)                               March 31,                      June 30,                        June 30,
                                          2001         2000            2001           2000           2001          2000
                                        --------      --------       --------       --------       --------       --------
Numerator for the basic and
diluted earnings per share:
Net income (loss) from
continuing operations                   $  2,376      $  1,787       $ 11,496       $ (6,577)      $ 13,872       $ (4,790)
                                        ========      ========       ========       ========       ========       ========
Net income (loss) from
discontinued operations                 $     --      $(16,879)      $ (2,508)      $(16,378)      $ (2,508)      $(33,257)
                                        ========      ========       ========       ========       ========       ========
Denominator for the basic and
diluted earnings per share:
Weighted average common
shares outstanding:                       53,962        41,993         54,038         44,066         54,000         43,029
                                        ========      ========       ========       ========       ========       ========
Net income (loss) from
continuing operations per share:
Basic and diluted                       $   0.04      $   0.04       $   0.21       $  (0.15)      $   0.26       $  (0.11)
                                        ========      ========       ========       ========       ========       ========
Net income (loss) from
discontinued operations per share:
Basic and diluted                       $     --      $  (0.40)      $  (0.04)      $  (0.37)      $  (0.05)      $  (0.77)
                                        ========      ========       ========       ========       ========       ========

4.   SEGMENTAL INFORMATION

     Our businesses are organized, managed and internally reported as separate products and services segments which are reportable under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Madge.connect and Red-M business segments develop, manufacture and market networking products. The discontinued segment (Madge.web) supplied networking services to businesses, with expertise in IP-enabled networks.

     We are an integrated enterprise characterized by substantial inter-segmental co-operation, cost allocation and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would have reported the operating results and other financial information shown. Going forward there will be only one segment for us to report.

Business Segment Information

(In thousands)
(Unaudited)                 Three months ended            Three months ended               Six months ended
                                March 31,                     March 31,                       June 30,
                           2001           2000            2001            2000           2001            2000
                         --------       --------       --------       --------       --------       --------
NET SALES

Madge.connect            $ 23,210       $ 44,611       $ 20,812       $ 25,743       $ 44,022       $ 70,354
Red-M                         155             --             --             --             --             --
                         --------       --------       --------       --------       --------       --------
Total                    $ 23,365       $ 44,611       $ 20,812       $ 25,743       $ 44,022       $ 70,354
                         ========       ========       ========       ========       ========       ========
OPERATING INCOME

Madge.connect               4,399          3,333          5,554         (3,172)         9,893            161
Red-M                      (5,312)        (1,635)        (1,499)        (2,428)        (6,811)        (4,063)
Corporate and other         1,962            444          8,107           (486)        10,069            (42)
                         --------       --------       --------       --------       --------       --------
Total                    $    989       $  2,142       $ 12,162       $ (6,086)      $ 13,151       $ (3,944)
                         ========       ========       ========       ========       ========       ========

     As discussed in Note 6, Red-M is not a subsidiary with effect from April 12, 2001 and, therefore, the operations of Red-M are not included in operating income (loss) for the period after April 12, 2001.

     The above tables are based on management estimates and may include differences from U.S. GAAP, including estimates of costs and allocation of overheads between divisions.

5.   COMPREHENSIVE INCOME (LOSS)

     Under SFAS No. 130, Reporting Comprehensive Income, foreign currency translation adjustments are included in other comprehensive income (loss). No income tax effect has been recorded related to the foreign translation adjustment. The following are the components of comprehensive income (loss):

Continuing operations
(in thousands)                       Three months ended             Three months ended            Six months ended
                                         March 31,                      March 31,                     June 30,
                                    2001           2000            2001          2000            2001            2000
                                  --------       --------       --------       --------       --------       --------
Net income (loss)                 $  2,376       $  1,787       $ 11,496       $ (6,577)      $ 13,872       $ (4,790)
Foreign currency translation
Adjustments                         (1,572)        (1,870)        (1,361)        (2,653)        (2,933)        (4,523)
                                  --------       --------       --------       --------       --------       --------
Comprehensive income
(loss) from continuing
Operations                        $    804       $    (83)      $ 10,135       $ (9,230)      $ 10,939       $ (9,313)
                                  ========       ========       ========       ========       ========       ========
Discontinued operations
Net (loss)                        $     --       $(16,879)      $ (2,508)      $(16,378)      $ (2,508)      $(33,257)
Foreign currency
Translation adjustments                 --             --             --             --             --             --
                                  --------       --------       --------       --------       --------       --------
Comprehensive income
(loss) from discontinued
Operations                        $     --       $(16,879)      $ (2,508)      $(16,378)      $ (2,508)      $(33,257)
                                  ========       ========       ========       ========       ========       ========
Comprehensive income (loss)       $    804       $(16,962)      $  7,627       $ 25,608       $  8,431       $(42,570)
                                  ========       ========       ========       ========       ========       ========

6.   SALE OF RED-M SHARES

     On April 12, 2001, we secured additional funding for Red-M from Apax Partners Funds and Amadeus Capital Partners the ("Red-M Investors"). On September 10, 2001 a further investment in Red-M was received from Intel Capital Corporation ("Intel). Red-M has called in a further US$3.1 million of funds from the Red-M Investors and Intel in return for additional shares being issued. The effect of these investments will be that we will hold 37.2% of the voting rights and 29.7% of the equity in Red-M. The Red-M Investors and Intel together will hold 62.1% and 49.5% of the voting and equity rights, respectively, and the management and employees of Red-M will hold the balance. These investments, together with the fact that all shares issued have certain tag-along, rights of first refusal and pre-emptive rights attached to them and that Red-M is seeking additional funding from further strategic trade investors, mean that our shareholding in Red-M will likely be further diluted over time. There are also certain events, such as the liquidation of Madge Networks N.V., in which we would be required to sell our shares in Red-M to the Red-M Investors and Intel, under certain circumstances at a discount to the value at the time.

     We do not have control of the Red-M board or its operations. Of the seven members of the new Red-M board of directors, we have designated two, the Red-M Investors have also designated two, the chairman is an independent non-executive nominated by all parties, a second non-executive director is to be appointed by agreement by the board and the chief executive officer of Red-M is the remaining director. It is possible that additional investors in Red-M may also require board representation or an observer seat (as Intel has required). In addition, although certain of the officers of Red-M were employed by Madge, their employment arrangements with Madge have terminated as their employment was transferred to Red-M.

     Since April 12, 2001, Red-M is no longer a subsidiary of the Madge group but is classified as an associated company, and we will no longer consolidate the results of Red-M in the accounts of Madge Networks. Therefore, in accordance with U.S. GAAP, we now account for Red-M under the equity method and recognize our allocable percentage of Red-M's net income or loss on our income statement based upon our equity holding in Red-M. The carrying value of our investment has been reduced to zero and we will recognize no further operating losses. We will recognize our share of profits as, when and if Red-M becomes profitable on a cumulative basis. In addition, we recognised a gain of $8.0 million on the sale of a portion of our shares for $8.65 million cash.

7.   SPECIAL CHARGES

     During June 2001, we released a $1.3 million provision that we had made to cover the real estate-related claim by Terastor in California on our U.S. subsidiary, Madge Networks Inc. because Terastor withdrew the court action.

8.   NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. We will perform the first of the required impairment tests of intangible assets as of January 1, 2002. We have determined that these tests should not have any effect as annual impairment tests were already performed.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 is first applicable to our financial statements for the year ending December 31, 2002, though earlier application is encouraged. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provides a single accounting model for long-lived assets to be disposed of. Although SFAS No. 144 retains many of the recognition and measurement provisions of SFAS No. 121, it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale and excludes goodwill and intangible assets not being amortized from its impairment provisions.

     SFAS No. 144 also supersedes the provisions of APB No. 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the periods in which the losses are incurred rather than as of the measurement date as currently. In addition, more dispositions will qualify for discontinued operations treatment in the income statement.

     As the provisions of SFAS No. 144 are to be applied prospectively, they will not affect these condensed financial statements. The impact, if any, upon adoption will depend upon the circumstances existing at that time.

9.   RECEIVABLE DUE FROM ADMINISTRATION AND INTERIM JUDICIAL MANAGEMENT
     PROCESSES

     On April 27, 2001, we publicly announced that, after 16 months of seeking additional financing for Madge.web, the Board of Madge Networks decided not to further fund the operations of Madge.web and that we were searching for a purchaser of Madge.web. In order to provide for orderly administration of Madge.web and to further the ability to sell it as a going concern, Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. In June 2001, Madge Networks provided $3.7 million of funding to the Administration of Madge.web Limited and a further $0.3 million to the Interim Judicial Management of Madge SE Asia Pte Ltd in Singapore. This funding has been reported separately in the condensed consolidated financial statements and forms part of the $6.3 million total provided to the Administrators and Interim Judicial Management.

10.  SUBSEQUENT EVENT

     The shareholders meeting held on October 10, 2001 approved an amendment to the Articles of Association for Madge Networks N.V. to convert our share capital from Dutch guilders to Euros to reflect the fact that the Dutch guilder will be replaced by the Euro as the official currency of the Netherlands on January 1, 2002. With effect from October 10, 2001 the nominal value of each share is EUR 0.45.

FORWARD LOOKING STATEMENTS

Our operating results have in the past and may be in the future affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Form 6-K express our "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, regarding

o our ability to complete the planned sale of Madge.web's assets and to mitigate Madge Networks liabilities for the discontinued Madge.web business

o the adequacy of our financial resources and our ability to raise additional financing

o events that could reduce the value of our Red-M shareholding or further dilute our holding in Red-M

o the success of cost reduction plans in Madge.connect and our corporate functions

o    the size of markets for our products and services

Such statements as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to in this Form 6-K and in our Annual Report on Form 20-F for the year ended December 31, 2000 (the "Form 20-F") under "Description of Business - Risk Factors." Actual results, actions or events could differ materially.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Madge Networks N.V. ("Madge") is a global provider of advanced networking product solutions to large enterprises. Until April 2001, we operated through three subsidiary groups; Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks and is the market leader in Token Ring. Red-M is a pioneering developer and leading supplier of wireless networking product solutions that enable access to a range of voice, video and data from a range of mobile devices. As of April 2001 we no longer own a majority of the voting or equity interests of Red-M. Madge.web was a global provider of rich content applications, content distribution and managed network services. We have discontinued all activities of Madge.web except for its limited business activities in the United States and are seeking purchasers for the Madge.web assets that remain. Madge.connect is, therefore, our only continuing operating business and we will need to make further cuts in our Madge.connect and corporate cost base to maintain the profitability of our business as the revenues reduce over time and to add further revenue generating activities over which to spread the cost base. In addition to our Madge.connect business we also have a corporate function that provides services to our Madge.connect business, to Red-M and to the remaining operations of Madge.web. We are reimbursed for these services through a quarterly fee that is charged to Red-M. Red-M has indicated that it intends to seek alternative methods of receiving a number of the services that our corporate team currently provide to them and accordingly as their demand upon us for these services reduce, we will make further headcount reductions to take this into account.

     In April 2001, we secured additional funding for Red-M. We received $8.65 million in exchange for some of our shares in Red-M and the Red-M Investors also invested a further $21.3 million directly into the Red-M business in exchange for additional shares being issued. In addition, on September 10, 2001, Intel invested approximately $2.9 million and were issued shares in Red-M. Red-M has called in a further $3.1 million of funds committed from the Red-M Investors and Intel. The Red-M Investors and Intel also agreed to invest a further $7.5 million between January 2002 and April 2002, subject to certain conditions being met. From April 12, 2001 Red-M is classified as an associate company and we no longer have any funding commitment to it. The carrying value of our investment has been reduced to zero and we will recognize no further operating losses. We will recognize our share of profits as, when and if Red-M becomes profitable on a cumulative basis.

     As at September 30, 2001 we held 39.4% of the voting rights and 31.0% of the equity in Red-M. The Red-M Investors and Intel held 59.8% and 47.2% of the voting and equity rights respectively, and the management and employees of Red-M held the balance. Once the further $3.1 million has been received from the Red-M Investors and Intel, our percentage will decrease to 37.2% of voting rights and 29.7% of equity rights.

     On April 27, 2001, we publicly announced that, after 16 months of seeking additional financing for Madge.web, the Board of Madge Networks decided not to further fund the operations of Madge.web and that we were searching for a purchaser of Madge.web. In order to provide for orderly administration of Madge.web and to further the ability to sell it as a going concern, Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. Madge Networks provided $6.3 million of funding to the respective Administration and Interim Judicial Management processes for these two entities.. Following the failure to secure a purchaser for the whole Madge.web business, on June 12, 2001 we received permission from the Dutch courts for an Insolvent Liquidation of Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web with branches in France, Germany, Italy, Spain and Sweden.

     On July 19, 2001 we announced that that the Administrators had entered into an agreement with Tullett & Tokyo for the sale of certain assets relating to Madge.web's Trader Voice business in Asia and Europe. The sale provided continuity of employment for a number of Madge.web employees and provided a release for Madge Networks of significant guarantee obligations relating to the Madge.web Trader Voice business. The sale proceeds, together with the receivables from the Madge.web business since the Administration process began on April 27, 2001, are being used by the Administrators of Madge.web to repay a proportion of the debts due to Madge.web's creditors and of the funds supplied by Madge Networks for the Administration process.

     Madge Networks did not conclude an agreement from the Letter of Intent previously announced, and this sale to Tullett and Tokyo is on different terms to those envisaged. Accordingly, Madge Networks do not expect at this stage that the funds realized by the Administration process in total will be sufficient to repay the full US$6.3 million funding provided by it to the Administrators, as had been anticipated. Madge Networks hopes the funds will be received in the first half of 2002.

     The majority of the other Madge.web employees were subsequently terminated. As of August 17, 2001 and September 14, 2001, Madge.web Limited and Madge SE Asia Pte Ltd, respectively, were put into insolvent liquidation. The Liquidators of Madge.web Limited are continuing to seek purchasers for Madge.web's other remaining assets. Madge Networks currently only has funding obligations to Madge.web Inc. in the United States as obligations of Madge.web and Madge Networks are being settled.

     In accordance with U.S. GAAP, Madge.web is presented as a discontinued business within this report and the results for 2000 have been reclassified accordingly. In addition, the assets and liabilities of Madge.web at December 31, 2000 were re-valued in light of these events and presented at the value expected to be realized on the sale of the global Trader Voice business as a going concern and on the sale of other assets of Madge.web. We also made a provision of $41.7 million against the future expected losses of the business from December 31, 2000 to the expected date of sale of the global Trader Voice business and against liabilities which would crystallize on our exit of the Madge.web business, which includes operational guarantees given by Madge Networks on behalf of Madge.web that we may be unable to mitigate. As at June 30, 2001 this provision was $25.1 million. See Note 2 to the condensed consolidated financial statements for additional information with respect to the discontinuance of Madge.web.

     To optimize the current and future business of Madge Networks, a new management team has been appointed through internal promotion. Martin Malina, previously Senior VP Lines of Business, Madge.web, was appointed as our Chief Executive Officer on July 19, 2001 taking the place of Robert Madge who continued as Chairman and President of the Management Board. On October 10, 2001 Martin Malina was elected to the Management Board by the shareholders, Robert Madge was appointed to the Supervisory Board and the articles of Madge Networks N.V. were amended to allow for our Supervisory Board to appoint a Designated Supervisory Board Member who would have additional responsibilities including working more closely with the Management Board. The Supervisory Board has appointed Robert Madge to this role.

     The Supervisory Board have reached agreement in principle with Robert Madge to terminate his employment by mutual consent following the replacement of Mr Madge as Chief Executive Officer and the relinquishing of his responsibilities as Managing Director. The agreement will require a settlement payment to be made to Robert Madge as compensation for loss of office. The agreement is being finalized by the parties' legal advisors. We expect the settlement payment, which will be made with reference to Dutch employment law practices, to be substantial. Robert Madge has agreed in principle to the settlement payment being paid over an extended period in order to accommodate our cash flow position. We will disclose the terms of the settlement agreement once it has been signed by the parties.

     We also intend to enter into a consultancy arrangement with Mr Madge that will provide for consulting services to Madge Networks and our affiliates for a period of 24 months in relation to past activities of these companies and the strategic development of our businesses. The terms of this agreement are also being finalised.

     Mr Madge is entitled to receive a bonus of $100,000 under his previous employment arrangements for the year ended December 31, 2000. Such bonus payment will be made during the fourth quarter of 2001.

     Mr. Madge will receive compensation in his new roles of Supervisory Director and Designated Supervisory Director as approved by our shareholders at the shareholders' meeting on October 10, 2001. As Supervisory Director, Robert Madge will receive an annual fee of $32,500 (plus meeting attendance fees) and received options for 100,000 shares upon his election. In addition, as the Designated Supervisory Director, he will receive an additional annual fee of $65,000 as well as options to receive an additional 400,000 shares.

     Chris Bradley, Chief Financial Officer has announced his intention to leave Madge Networks at the end of the year in order to pursue other opportunities. Chris will continue as Chief Financial Officer and be a committed member of the senior management team until his departure. Chris Semprini, previously Director, Finance, Madge.web is now acting in the capacity of Deputy Chief Financial Officer with the intention of moving into the role of Chief Financial Officer in the new year.

         As announced in June 2001, our Management Board is developing a strategy and a number of actions to refocus Madge moving forward. These actions include maintaining profitability in our remaining operating subsidiary, Madge.connect, through close management of pricing, product costs and overheads; further streamlining our corporate organization; benefiting from any increase in the value of Red-M, which could include selling or pledging some of our shares in Red-M; exploring new business opportunities that can leverage our assets and core competencies without significant use of resources; and seeking additional equity funding at an appropriate time when we have made progress in developing our value-generation strategy. There can be no assurance that this strategy will be successful.

OPERATING RESULTS

     The following table shows the percentage of net sales represented by certain items in our statements of operations for continuing operations:



(Unaudited ) (in thousands)                   Three months ended     Three months ended     Six months ended
                                                   March 31,              June 30,              June 30,
                                              ------------------     ------------------     ----------------
                                              2001          2000     2001          2000     2001        2000
                                              ----          ----     ----          ----     ----        ----
Net sales                                      100%          100%     100%          100%     100%        100%
Cost of sales                                   49            50       45            58       48          53
                                              ----          ----     ----          ----     ----        ----
Gross profit                                    51            50       55            42       52          47
Operating expenses:
Sales and marketing expenses                    30            30       18            39       24          33
Research and development expenses               12            11        1            17        7          13
General and administrative expenses              5             4       14            10        9           6
Special (gain)                                   -             -       (6)            -       (3)          -
                                              ----          ----     ----          ----     ----        ----
Total operating expenses                        47            45       27            66       37          52
                                              ----          ----     ----          ----     ----        ----
Income (loss) from operations                    4             5       28           (24)      15          (5)
Net interest (income) loss                       6             -        -            (1)       3          (1)
Gain on sale of investment in Red-M              -             -       38             -       18           -
                                              ----          ----     ----          ----     ----        ----
Income (loss) before income taxes               10             5       66           (25)      36          (6)
Provision for income taxes                       -            (1)      (4)            -       (2)         (1)
                                              ----          ----     ----          ----     ----        ----
Net income (loss)                               10%            4%      62%          (25)%     34%         (7)%
                                              ====          ====     ====          ====     ====        ====




Net Sales

     Total net sales for the three months ended March 31, 2001 were $23.4 million compared to $44.6 million for the three months ended March 31, 2000. Total net sales for the three months ended June 30, 2001 were $20.8 million compared to $25.7 million for the three months ended June 30, 2000. Total net sales for the six months ended June 30, 2001 were $44.2 million compared to $70.4 million for the six months end June 30, 2000. The decrease in net sales in 2001 compared to 2000 reflects the reduced demand for our products.

     In addition net sales in 2000 included video networking products up to the end of September 2000, when the business was sold. Because the market for our Token Ring products (principally adapter cards) continues to decline as companies turn to other technologies, we have been and are continuing to take steps to reduce overheads and streamline the Madge.connect business.

Gross Profit

     Gross profit was 51% for the three months ended March 31, 2001 compared to 50% for the three months ended March 31, 2000. Gross profit from continuing operations was 55% for the three months ended June 30, 2001 compared to 42% for the three months ended June 30, 2000. Gross profit from continuing operations was 52% for the six months ended June 30, 2001 compared to 47% for the six months ended June 30, 2000. We employ special pricing deals when appropriate but do not expect them to have a negative effect on gross margin performance.

Sales and Marketing

     Sales and marketing expenses were $6.8 million and $13.1 million for the three months ended March 31, 2001 and 2000, respectively. For both periods these expenses represented 30% of sales. For the three months ended June 30, 2001 and 2000 sales and marketing expenses from continuing operations were $3.8 million and $10.1 million, respectively. These expenses represented 18% and 39% of sales, respectively. Sales and marketing expenses from continuing operations were $10.6 million for the six months ended June 30, 2001 compared to $23.2 million for the six months ended June 30, 2000. These expenses represented 24% and 33% of sales, respectively. During 2000, we reduced the size of our sales and marketing activities in Madge.connect, resulting in the substantial reduction in our expenses between the first six months of 2000 and of 2001. Further headcount reduction in Madge.connect as well as in our corporate functions may be required in the future as sales for Madge.connect decline further.

Research and Development

     Research and development expenses were $2.8 million and $5.1 million for the three months ended March 31, 2001 and 2000, respectively. These expenses represented 12% and 11% of sales, respectively. For the three months ended June 30, 2001 and 2000 research and development expenses from continuing operations were $0.2 million and $4.4 million, respectively. These expenses represented 1% and 17% of sales, respectively. Research and development expenses from continuing operations were $3.0 million for the six months ended June 30, 2001 compared to $9.5 million for the six months ended June 30, 2000. These expenses represented 7% and 13% of sales, respectively. The decline in expenditure reflected our strategy to reduce research and development headcount focussed on the mature Token Ring market and video networking. All of our research and development costs have been expensed as incurred. We anticipate that we will increase our research and development expenditure in the future if we have sufficient funds available to do so.

General and Administrative

     General and administrative expenses were $1.2 million and $2.0 million for the three months ended March 31, 2001 and 2000, respectively. These expenses represented 5% and 4% of sales, respectively. For the three months ended June 30, 2001 and 2000 general and administrative expenses from continuing operations were $3.0 million and $2.4 million, respectively. These expenses represented 14% and 10% of sales, respectively. General and administrative expenses from continuing operations were $4.2 million for the six months ended June 30, 2001 compared to $4.4 million for the six months ended June 30, 2000. These expenses represented 9% and 6% of sales, respectively. General and administrative expenses for the three months ended June 30, 2001 included professional fees and the general and administrative expenses for the three months ended March 31, 2001 included release of payroll and travel accruals and payment from our director and officers insurers of a portion of the legal fees we incurred in our class action.

     As a result of the dissolution of Madge.web and the sale of our majority stake in Red-M, we have already and expect to make further headcount reductions in our corporate function to enhance the profitability and cash generation of Madge.connect as the remaining operation of Madge.

Special Charges

     During June 2001, we released a $1.3 million provision that we had made to cover the real estate-related claim by Terastor in California on our U.S. subsidiary, Madge Networks Inc. because Terastor withdrew the court action.


Gain on Sale of Investment in Red-M

     In the second quarter of 2001 we recognized a special gain of $8.0 million relating to the sale of shares in Red-M (Communications) Limited.

Earnings before interest, tax, depreciation and amortization

     Earnings before interest, tax, depreciation and amortization ("EBITDA") is not a measurement in accordance with U.S. GAAP. EBITDA is presented as a management tool and is not necessarily comparable to similar measures used by other companies. EBITDA for continuing operations (which includes Madge.connect and corporate) for the three months ended March 31, 2001 was $4.1 million compared to $6.4 million for the three months ended March 31, 2000. EBITDA for continuing operations for the three months ended June 30, 2001 was $5.6 million compared to a loss of $1.8 million for the three months ended June 30, 2000. EBITDA for continuing operations for the six months ended June 30, 2001 was $9.7 million compared to $4.6 million for the six months ended June 30, 2000.

Income Taxes

     Our provision for income taxes as a percentage of pre-tax income from continuing operations for the six months ended June 30, 2001, was 6% compared to 8% for the six months ended June 30, 2000.

     The tax expense for the three months ended March 31, 2001 and 2000 was $0.1 million and $0.2 million, respectively. The tax expense for the three months ended June 30, 2001 and 2000 was $0.8 million and $0.2 million, respectively. The tax expense for the six months ended June 30, 2001 and 2000 was $0.9 million and $0.4 million, respectively. The tax expenses were principally the result of profits in certain entities against which we were unable to offset losses. We recognized approximately $44,000 current deferred tax assets at both June 30, 2001 and 2000.

Sale of Video Networking

     In September 2000 Madge.connect sold its video networking business to Initia Inc. a provider of scalable, multi-service network solutions for videoconferencing and distance learning applications based in New Jersey. As part of this agreement, key staff transferred to Initia and Initia agreed to acquire inventory we own to support this business over the following twelve months. The sale of this business gave rise to a special charge of $0.9 million, comprised of a $2.0 million provision to cover the restructuring program, offset by income and various assets/liabilities relating to the Video Networking business.

     At the same time, the manufacturing function of the video networking business was sold separately to Freedom and our support staff within this business were transferred to them. In order that Freedom can continue to manufacture the video networking products for Initia, we agreed with Freedom that for a period we would continue our direct relationship with Kbyte Hibbing Manufacturing (Hibbings), one of the main component suppliers of the Video Networking business. The components purchased by Madge from Hibbings under this direct relationship were delivered to Freedom and are placed with all the other Madge inventory which had been consigned to Freedom. Initia is obliged to pay Madge for all inventory it uses from this consigned inventory during its operation of the video networking business. We have indicated to Freedom, that we have met all of our existing purchase obligations for long lead time items and that we will not be entering into any new purchase orders once the existing ones in place have been used up and Freedom should enter into a direct relationship with Hibbings which we estimate will be by the end of the fourth quarter 2001.

Alliance with Magnifi

     In October 2000 Madge.web entered a strategic alliance with Magnifi, a Los Gatos, California-based developer and operator of business-to-business extranet services targeted at the marketing services industry.

     During the fourth quarter of 2000, Madge.web also acquired $2.0 million worth of Series E preferred stock of Magnifi, giving us 623,053 or 8.1% of the fully diluted Series E stock or approximately 1.3% holding of Magnifi's total fully diluted equity as at December 31, 2000. As a result of the joint venture between Proctor and Gamble and Magnifi the investment stock will be converted into a right to receive the same number of shares in the joint venture company, Emmperative. The shares are transferable subject to compliance with the Investor Rights Agreement which is intended to ensure compliance with the Securities Acts. We intend to sell or pledge these shares.

Foreign Currency Exchange Rates

     The functional currency of Madge Networks N.V. is the U.S. dollar and a significant portion of net sales are collected in U.S. dollars. A substantial portion of our net sales are also collected in currencies other than the U.S. dollar, principally the British pound and the Euro. Because we have a substantial portion of our operations located outside the United States, principally in the United Kingdom, a significant portion of our manufacturing, logistics, research and development expenses, and general administrative expenses are incurred in British pounds rather than U.S. dollars. Although it is impossible to predict future exchange rate fluctuations between the U.S. dollar and other currencies, it can be anticipated that to the extent the U.S. dollar strengthens or weakens against the British pound, or to a lesser extent other currencies, a substantial portion of our reported net sales, cost of goods sold and operating expenses will be commensurately lower or higher than they would have been with a stable foreign currency relationship. A portion of our operations are effectively hedged by the distributed nature of our world-wide sales and expenses. To the extent that we do not have balanced assets and liabilities in one or more currencies, we can attempt to estimate the exposure. At certain points throughout 2000 we hedged this exposure by purchasing or selling foreign currencies one month forward. These transactions do not eliminate our foreign currency risks as they involve estimates based on incomplete information. The use of forward contracts was actively reviewed throughout 2000 and the six months ended June 30, 2001 and the decision to hedge using these instruments depended upon our view of the foreign exchange market at the time the decision whether or not to hedge was taken. We did not hedge any of this exposure during the six months to June 30, 2001.

     Foreign currency gains or losses are charged to, or offset against, general and administrative expenses. Madge and our subsidiaries periodically record gains and losses from transactions in, and re-measurements of foreign currency balances and accounts denominated in, currencies other than their respective functional currencies. This permits Madge and our subsidiaries to present our financial statements in their respective functional currencies. As a result of these foreign currency translations and re-measurements, we booked net gains of approximately $2,394,000 for the six months ended June 30, 2001.

     Madge accounts for foreign currency in accordance with SFAS No. 52, Foreign Currency Translation. Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at monthly market exchange rates. As of June 30, 2001, cumulative translation adjustments decreased shareholders' equity by approximately $16,243,000.

LIQUIDITY AND CAPITAL RESOURCES

     As at June 30, 2001, we had cash and cash equivalents of $5.9 million and an additional $8.9 million of cash that was restricted. In addition, under our Madge.connect working capital financing arrangement, secured by Madge.connect accounts receivable (for further details see below), we had approximately $3.7 million headroom available as at June 30, 2001.

     During April 2001, we transferred to Red-M cash of $2.7 million to settle inter-company accounts and received $8.65 million from the sale of our Red-M shares.

     From March 31, 2001 until Madge.web Limited entered Administration on April 27, 2001, we had utilized approximately $3.5 million of cash in Madge.web.

     We provided an aggregate of $6.3 million to the Administrators of Madge.web Limited in the United Kingdom and the Interim Judicial Management in Singapore to operate their respective Madge.web operations while attempts to secure a buyer for the Madge.web business and assets were made. We have and continue to provide funds to Madge.web Inc. in the United States as obligations of Madge.web and Madge Networks are being settled. Madge Networks currently has no funding obligations to any other Madge.web subsidiary.

     We believe that our current liquidity levels and committed financial resources are sufficient to meet the needs of our ongoing operations for at least 12 months following the furnishing of this Form 6-K to the Securities and Exchange Commission. However, our belief is based on the following assumptions, some or all of which may not prove accurate, in which case, we would need to raise money sooner and there would be substantial uncertainty about our ability to continue as a going concern:

o that approximately half of the funds provided to the Administrators and Interim Judicial Management will be returned to us during the first half of 2002;

o    that we meet our planned revenue targets going forward;

o that we will be able to mitigate substantial liabilities under the operational guarantees that we made on behalf of Madge.web, the maximum value of which we estimate to be approximately $15.5 million as at September 30, 2001 for equipment leases and loans, leasehold improvements and property leases;

o that our currently available sources of funding will remain available to us;

o that the further cuts in our overhead and headcount we must make, will be sufficient to cause Madge.connect together with our corporate function to maintain positive cashflow in 2001; and

o that we will be able to sell the remaining assets of Madge.web and not have to put Madge.web Inc. into liquidation.

     As further liquidity is required, we are attempting to raise additional funds through working capital financing and other sources of finance such as bank credit, or a further sale or charge of our shares in Red-M, though our ability to sell our shares in Red-M are subject to certain contractual restrictions that could affect our ability to sell and the price that could be obtained for our Red-M shares. We may also attempt to raise additional funds through an equity offering of our shares, but if our common shares were to be delisted from the NASDAQ National Market and listed on either The Nasdaq SmallCap Market or the Over-The-Counter-Bulletin-Board, we would find it more difficult to raise fund through an equity offering of our shares. See "Risk Factors" below for further details.

     If we are unable to raise additional funds as outlined above or our assumptions above prove incorrect, there would be substantial uncertainty about our ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustment that may result from the outcome of that uncertainty.

     As outlined above, we had cash and cash equivalents from continuing operations of $5.9 million as at June 30, 2001 and an additional $8.9 million of cash was restricted. Of this restricted cash $4.2 million was held in the escrow established pursuant to an agreement with Olicom whereby we placed $8.5 million in escrow relating to further minimum guaranteed payments to be made over three years from 1999 based on a percentage of our Token Ring revenues and $4.7 million is held on deposit against leased assets for the Madge.web data center in New York City. We paid $0.7 million from the Olicom escrow during 2001 which related to royalty payments due on our sales. The remaining $4.2 million held in escrow is a minimum payment due on current and future Token Ring sales.

     Our Madge.connect working capital financing arrangement is for a maximum of $30 million, secured by accounts receivable generated by U.K. and U.S. Madge.connect entities. Availability of financing under this facility depends upon the level of receivables for these entities. The arrangement runs for an initial two year period to September 30, 2001 and continues thereafter until terminated by either party giving three months notice. We currently have no intention of giving notice to terminate this agreement. The finance company is able to terminate this agreement immediately if it considers there to have been a material adverse change in our business. We have no indication from it that it intends to terminate this arrangement. There was no balance outstanding under the arrangement as at December 31, 2000. At September 30, 2001, availability under this facility was $4.5 million of which we had utilized $4.3 million. The amount available to us under this agreement in the future is dependant upon our receivables and indirectly upon Madge.connect future revenue.

     Net cash provided by operating activities for continuing operations for the six months ended June 30, 2001 was $7.1 million. The net cash inflow was attributable to the net profit for the period excluding non-cash transactions (such as depreciation and amortization) of $13.5 million, offset by a $6.4 million net decrease in cash from the change in levels of working capital and gain on the sale of Red-M. Net cash used in operating activities for discontinued operations for the six months ended June 30, 2001 was $29.5 million. This was due to the net loss for the period excluding non-cash transactions (such as depreciation, amortization and impairment) of $2.5 million offset by a net increase in cash from working capital of $27.0 million.

     Net cash provided by investing activities for continuing operations for the six months ended June 30, 2001 was $8.2 million of which $0.5 million related to purchases of property and equipment and offset by $8.7 million relating to the sale of our investment in Red-M.

     Net cash provided by financing activities for continuing operations for the six months ended June 30, 2001 was $4.6 million. Cash inflow was attributable to the issue of common shares of $0.7 million and short-term loans (from our working capital financing arrangement mentioned above) of $4.2 million. This was offset by outflows of $0.3 million for repayment of capital leases.

     Although we did generate cash flow from continuing operations, we did not generate cash from total operations in either the six months ended June 30, 2001 or the year ended December 31, 2000. We funded the investments we made in Madge.web and Red-M in 2000 through various sources of financing including $29.2 million in net proceeds from a public offering and $29.7 million in net proceeds from the private sale to Volendam of common shares. A further $29.8 million was raised from the issue of Class B Preferred shares of Madge.web N.V. to Volendam. These were issued on January 26, 2001 and Volendam effectively waived the repayment of the principal amount of the loan we had to draw down at the time ($28.0 million) and paid the final $2.0 million due. Volendam were entitled to offset these sums under the loan agreement. In February 2001, we received $7.0 million (plus $1.2 million interest) from Celestica, as performance-related consideration from the sale of our Irish manufacturing plant to Celestica in February 1998. During April 2001, we successfully secured additional funding for Red-M. We received a total of $8.6 million from the Red-M Investors in exchange for 2,763,578 shares we held in Red-M.

     On August 10, 2000 we signed an agreement with Inktomi Corporation whereby they are committed to invest in Madge.web shares, subject to certain conditions, at the next round of financing, which was expected to be completed by end of March, 2001. As we failed to secure this financing by the required deadline this agreement lapsed. However, in March 2001 Inktomi agreed to purchase $5.0 million worth of shares in Madge Networks N.V. instead. These shares were to have been purchased by Inktomi following the filing of the Form 20-F at the closing price one day after the Form 20-F was filed (with a provision for us to require a resetting of the price if it is less than $1.00, to the price on the fifth day after such filing). This agreement is subject to there being no "material adverse change" in our business. Inktomi have not purchased these shares and may argue that the current position regarding the future of the Madge.web is regarded as a "material adverse change" in our business and refuse to make the investment.

LEGAL PROCEEDINGS

     From time to time Madge and our subsidiaries are involved in disputes relating to claims arising out of our operations in the normal course of business, which disputes have increased substantially as a result of the financial difficulties and liquidation of Madge.web. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and service claims. Specific claims relating to the Madge.web discontinuation include claims from equipment leasing companies and claims from landlords for unpaid rent. If the judgment in the class action litigation filed in the United States District for the Northern District of California in August 1996 were to be successfully appealed by the plaintiffs our results of operations and financial position would be materially adversely affected. For more details of the class action see Form 20-F. Since the Form 20-F was filed we have received a date of December 4, 2001, for the Court of Appeals hearing.

RISK FACTORS

     From time to time, in connection with the United States Private Securities Litigation Reform Act 1995, reference may be made to risks addressed in our public filings with the Securities and Exchange Commission. All the following factors should be considered carefully before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you could lose part or all of your investment.

            RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

Our inability to realize sufficient funds from the sale of Madge.web's remaining assets, to mitigate the remaining Madge.web and Madge Networks liabilities in relation to the Madge.web business or to be repaid approximately half of the funds paid in relation to the liquidation of Madge.web Limited will have an adverse affect on our entire business and could affect our ability to operate as a going concern.

     We believe that our current liquidity levels and committed financial resources are sufficient to meet the needs of our ongoing operations for at least 12 months following the furnishing of this Form 6-K to the Securities and Exchange Commission. However, our belief is based on the following assumptions, some or all of which may not prove accurate, in which case, we would need to raise money sooner and there would be substantial uncertainty about our ability to continue as a going concern:

o that approximately half of the funds provided to the Administrators and Interim Judicial Management will be returned to us during the first half of 2002;

o    that we meet our planned revenue targets going forward;

o that we will be able to mitigate substantial liabilities under the operational guarantees that we made on behalf of Madge.web, the maximum value of which we estimate to be approximately $15.5 million as at September 30, 2001 for equipment leases and loans, leasehold improvements and property leases;

o that our currently available sources of funding will remain available to us;

o that the further cuts in our overhead and headcount we must make, will be sufficient to cause Madge.connect together with our corporate function to maintain positive cashflow in 2001; and

o that we will be able to sell the remaining assets of Madge.web and not have to put Madge.web Inc. into liquidation.

     As further liquidity is required, we are attempting to raise additional funds through working capital financing and other sources of finance such as bank credit, or a further sale or charge of our shares in Red-M, though our ability to sell our shares in Red-M are subject to certain contractual restrictions that could affect our ability to sell and the price that could be obtained for our Red-M shares. We may also attempt to raise additional funds through an equity offering of our shares, but if our common shares were to be delisted from the NASDAQ National Market and listed on either The Nasdaq SmallCap Market or the Over-The-Counter-Bulletin-Board, we would find it more difficult to raise fund through an equity offering of our shares.

Claims by suppliers or customers of Madge.web have been made against Madge Networks.

     As Madge.web Limited and Madge SE Asia Pte Ltd have both been placed into Insolvent Liquidation and Madge.web B.V. has been declared bankrupt, these legal entities cannot pay any debts due to their suppliers and customers. Madge.web has also ceased to support substantially all of its operations, the only exception to this being the limited business operated by Madge.web Inc. in the United States which will be funded as obligations of Madge.web and Madge Networks are being settled. As a result, claims have been made, and may be made in the future, against Madge Networks under the terms of operational guarantees given by or contracts entered into by Madge Networks and otherwise. If one or more significant claims are successful, our business and resources will be materially adversely affected. Customers, suppliers or former employees of Madge.web could also attempt to bring claims against Madge Networks' group of companies.

We are expending a lot of time and resources on Madge.web matters and need to be in a position where we can focus more on forward looking matters.

     Many of our employees are involved in the winding up of the Madge.web business, the sale of assets, the restructuring of the company and the mitigation of the remaining liabilities that related to the Madge.web business. This work needs to be done but is not allowing a number of key individuals to focus on existing or possible new lines of Madge business in order to generate further revenue.

We will be wholly dependent upon revenue generated by our Token Ring business for the foreseeable future.

     Our revenue has increasingly been derived from the sale and licensing of Token Ring products and technology. We depend upon the continued market acceptance of Token Ring and related technologies. Our total sales of Token Ring adapter cards have declined over the last five years and have declined steadily from $26.5 million to $23.0 million and $21.0 million in the fourth quarter of 2000 and the first and second quarters of 2001, respectively. We expect Token Ring sales to continue to decline as companies turn to other technologies. Following the sale or liquidation of Madge.web and because since April 2001 we hold only an equity investment in Red-M, we are totally dependent on sales and licensing of Token Ring products and technology for revenues and we expect that our net sales will continue to decrease.

Our inability to change our main subcontract manufacturer successfully would cause our business to suffer.

     We are currently trying to secure alternative sources of supply for our products, moving away from Celestica as our sole subcontract manufacturer. There is a risk that these attempts may not be successful and our business would suffer as a result if there were any disruption in supply of our products or problems with the quality of the products received from our new supplier. Our continued reliance upon third-party manufacturers and suppliers involves several potential risks, including the absence of adequate capacity, manufacturing yields and costs. In the event that a significant subcontract manufacturer or a significant supplier were to become unable or unwilling to continue to manufacture our key products in required volumes, we would be required to identify and qualify acceptable additional sources for our products or to manufacture the products ourselves. The identification and qualification process could lead to further delays and additional costs and no assurance can be given that additional sources would become available to us on a timely basis or that we could manufacture such products ourselves on a timely or cost-effective basis. In addition, if any other significant suppliers were to establish a strategic working relationship with one or more of our competitors or were to enter into direct competition with us, our business could be materially adversely affected.

Loss or modification of Madge.connect relationships with third-party distributors and resellers would harm our operations and sales.

     Substantially all of our Madge.connect sales are fulfilled and distributed world-wide through a network comprised of distributors, value-added resellers and original equipment manufacturers. Our Madge.connect indirect distribution channels vary from country to country. In the United States, the majority of our products are sold through two major national distributors, Ingram Micro, Inc. and Tech Data Corporation, Inc. In Europe, Asia and other markets, we sell our Madge.connect products predominantly through marketing representatives, distributors and resellers. We have undertaken a restructuring of our channel relationships world-wide and substantially reduced the number of channel partners and third party sales agents we deal with directly in order to streamline our business to reflect the declining Token Ring market. Any contracts we have with our channel partners and third party sales agents are typically not long-term. The loss of a distributor or reseller or a sales agent in a particular region could impair our operations in that region. Any resulting declines in sales could decrease revenue. Until alternative distribution channels could be established, if at all, our business would suffer. The loss of a significant number of key sales personnel including sales agents would also affect our ability to manage our distributors and resellers and continue to secure revenue from them, particularly during this period when we are trying to reduce the number of channel partners we deal through.

If we fail to establish or maintain relationships with parties that agree to resell our Madge.connect products on an original equipment manufacturer basis, our revenue will decrease.

     We anticipate that a portion of our future Madge.connect revenue will be derived from sales to customers that integrate our products into their own or resell our products under their own brand names. Therefore, our revenue will be increasingly dependent upon the ability and willingness of these original equipment manufacturers ("OEMs") to promote products that incorporate our products and technology. The ability and willingness by OEMs to do so is based upon a number of factors, including:

o our timely supply of products with the required reliability, functionality, speed and performance at acceptable prices;

o the compatibility of our technology with emerging and changing industry standards and with the products being developed by the potential OEM partners;

o    general industry competition; and

o    overall economic conditions.

     Many of these factors are beyond our control. Additionally, these customers may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating our technology. Sales by these customers also could compete with our products, possibly impacting our sales, reducing margins and adversely affecting the marketability of our products. Our inability to promote sales through these manufacturers and provide ongoing support to existing OEM partners could decrease our revenues.

     We may also enter into agreements to obtain products from another manufacturer or manufacturers for resale on a Madge labelled or OEM basis. We are dependent in any such arrangement upon the manufacturer of products to provide us with timely shipments of quality products on a cost-effective basis, and may also depend upon our OEM supplier for technology, intellectual property indemnification, support and other assistance. There is no guarantee that an OEM supplier can or will continue to provide such things on a cost-effective basis or that such relationships will last if our product strategy changes.

We are dependent upon a limited number of product suppliers.

     The chipsets and components used in certain of our Token Ring products are currently available only from a single source or limited sources. For example, the ASIC we have designed that are used in certain of our Token Ring adapter card products are currently available only from NEC Corporation. The nature of the high technology components business is such that the vendors supplying such chips and components are few and it takes time and effort to identify and qualify alternative sources for such components. While our operating results have not, to date, been materially adversely affected by any shortages, we have experienced delays in the receipt of certain of our key components and this may be exacerbated by moving to a new subcontract manufacturer. The inability to obtain sufficient key components as required, or to develop alternative sources as we anticipate could be required in the future, could result in increased costs and delays or reductions in product shipments, which, in turn, could have a material adverse effect on our results of operations. Texas Instruments withdrew its Token Ring components from the market in June 2000. We used a number of the Texas Instruments components and purchased a volume of these components to meet our sales projections through 2001 when these customers will be transitioned to products not using these components from Texas Instruments. Our strategy is also to migrate our customers to the latest Madge technologies (e.g. Smart PCI MK4 adapter and Smart DeskStream switch) reducing our exposure to other component manufacturers, thereby lessening our dependence on certain suppliers.

Our products or services may contain defects that may cause us to incur significant costs, divert our attention from our core Madge.connect business and/or result in the loss of customers.

     Information Technology products frequently contain undetected software and hardware defects when first introduced or as new versions are released. Our Madge.connect products are complex and defects may occasionally be found. In addition, such products are often embedded in or deployed in conjunction with customers' products, which incorporate a variety of components produced by third parties. We may on occasion sell products that are manufactured wholly or partly by others and for which we lack resources and familiarity to trouble-shoot effectively. As a result, when problems occur, it may be difficult to identify the source of the problem. If problems are found in our Madge.connect products, we may divert resources to address the problem and may incur significant damages or warranty and repair costs. We may divert the attention of our engineering personnel from product and/or services development and we could face significant market acceptance or customer relation problems or the loss of customers.

     Although the Madge.connect product range is mature, customers report defects from time to time. Because of a loss of research and development staff with the necessary Token Ring product expertise caused by customary attrition, restructuring and personnel movements to Red-M, we may encounter technical issues that we are unable to remedy in a timely fashion. Although Red-M has retained some of our Token Ring Research and Development skills that could be temporarily re-deployed into Madge.connect in order to resolve any technical problems with Madge.connect products, we cannot be assured that any such re-deployment will be possible, timely or effective. This loss of research and development staff within Madge.connect will also affect our ability to develop new product lines or expand existing ones for Madge.connect.

Our Token Ring sales, could be adversely affected because we have outsourced our technical support function for Madge.connect and our customers are now required to pay for support.

     In April 2000, we began outsourcing our technical support function for our Token Ring products to Vital Networks LLC ("Vital"). Vital agreed to provide our Madge.connect customers with certain measurable levels of support until at least April 2005. We believe that Vital has delivered a reasonable service to our customers, who are being moved to a market whereby they will ultimately be required to pay for the limited range of technical support services that we had provided ourselves free of charge. This may reduce customer satisfaction and could have an adverse impact on our future product revenues. However, as Vital are able to offer a more comprehensive range of services, we believe that customers will, on balance, receive an improved service. Although many customers would prefer to continue with Madge.connect's free service, the chargeable nature of Vital's support services will help to maintain the viability of support for Madge's Token Ring products in the long term, thus helping customers to retain and build upon their investment of Madge Token Ring products. There is a possibility that some customers may decline to pay for support services from Vital, which could have an adverse effect on Token Ring sales, although we do not believe any decline in our Token Ring sales is currently attributable directly to our agreement with Vital. If Vital were to cease business or to withdraw its support for Token Ring, sales of our Token Ring products would be adversely affected.

Returns or warranty costs from our Madge.connect business in excess of our budgeted amounts could harm our results of operations.

     The terms of our Madge.connect reseller and distributor relationships subject us to certain risks. we grant some resellers and distributors limited rights to exchange unsold products for new purchases. Although we allow for projected returns, these allowances may not be sufficient in the future to offset future Madge.connect product returns. In addition, we provide price protection to certain of our distributors. a significant decrease in the price of our Madge.connect products, which exceeds the amounts that we have reserved, could have an adverse effect on our operating results. Moreover, we generally provide a limited warranty to users for our adapter cards and a one year warranty on our Token Ring hubs and switches. There can be no assurance that our warranty reserves will be adequate to cover future warranty costs. if any one of these allowances is inadequate, our business could be materially adversely affected.

Our ability to maintain our revenues and continue as a going concern depends on overall demand for computer hardware, which, in turn, has been affected by the overall slowdown in general economic conditions.

     The nature and extent of the effect of the current economic climate on our ability to sell Token Ring products is uncertain. A softening of demand for computer hardware caused by weakening of the economy could further accelerate the decline in our revenues and could also affect our ability to continue as a going concern.

Terrorist attacks and the military and other responses to them have and may continue to adversely affect all aspects of our operations, revenues, and share price.

         On September 11, 2001, unprecedented acts of terrorism occurred in New York City, Washington, D.C. and Pennsyslvania. On October 7, 2001, the United States and its allies launched military attacks on Afghanistan in response to those acts. These events, as well as the possibility that future related events could occur, including additional terrorist attacks on the United States, the United Kingdom or other targets, escalation or broadening of the current military response, and military or trade disruptions affecting our suppliers, third party distributors or resellers, have and may continue to adversely affect our operations, including, among other things, causing delays or losses in the delivery of supplies and products to us and decreased sales of the products we carry. More generally, any of these events could cause business and consumer confidence and spending to decrease further, result in increased volatility in the United States and worldwide financial markets and economy and result in economic recession in the United States and internationally. Any of these occurrences would likely have a significant adverse effect on our operations, costs and revenues and could increase the volatility and decrease the market price of our common shares.

Our difficulty in managing our changing operations and acquisitions has harmed and may continue to harm our business.

     In recent years, we have reorganized our operational and internal reporting structures more than once, including establishing Madge.web in 1999 and Red-M in May 2000, each of which will no longer be a part of the future of Madge, and reducing headcount on several occasions at Madge.connect to better align it with the declining market for Token Ring products. These ongoing restructurings have placed great strain on our operational, management, financial and other resources as well as weakened our ability to retain employees. The current winding up of all Madge.web operations (except the limited business operating in the United States), will also result in further job cuts in our corporate function, putting increased strain on those individuals who remain.

     We are continually working towards restructuring our Madge.connect group to create a more simplified business model. As a result, a number of sales and corporate offices world-wide have been or will be closed or substantially downsized as we have moved to a model of using independent sales agents in countries where it is cost-effective to do so either in addition to, or more often, instead of our own employees. Although we believe the use of sales agents will have a lower commercial risk than retaining a direct Madge presence, there can be no assurance that sales will not suffer. The challenge of managing expenses to changing sources of revenue may lead us to adjust further our business priorities and resource allocation.

We depend upon our international operations, which subject us to currency exchange rate fluctuations and other additional risks.

     We are a global company, with our headquarters and most of our operations based outside the United States. We derived approximately $145.0 million, $114.8 million and $27.8 million, or 74%, 73% and 63% of our total net sales from operations outside of the Americas in the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001, respectively. We expect that international sales will continue to represent a majority of our net sales. A significant portion of our transactions are in currencies other than the U.S. dollar, principally the British pound. As a result, we are subject to currency exchange rate fluctuations and the associated difficulty of administering business globally. Fluctuations in the value of foreign currencies cause revenue or other numbers tied to the U.S. dollar to change in comparison with similar numbers in previous periods. Due to the number of currencies involved, the constantly changing currency exposures, and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. These exchange rate fluctuations have in the past and could in the future, distort the results of our operations. As well as exposure to currency fluctuations, we as a multinational business, are subject to the risks associated with the greater difficulty of administering business globally, regulatory requirements and other risks, such as import and export licenses, political and economic instability, overlapping of differing tax structures, trade restrictions and changes in tariff and freight rates.

     At certain points throughout the year we hedge our currency exchange rate exposure by purchasing or selling foreign currencies one month forward. These transactions do not eliminate our foreign currency risks as they involve estimates based on incomplete information. The use of forward contracts is actively reviewed throughout the year and the decision to hedge using these instruments depends upon our view of the foreign exchange market at the time the decision whether or not to hedge was taken. At June 30, 2000, there were no outstanding foreign exchange contracts.

We have experienced fluctuations in operating results and anticipate that these fluctuations will continue.

     We have experienced fluctuations in operating results and anticipate that these fluctuations will continue. Various factors contribute to this uncertainty, including:

o    the timing of our operating expenditures;

o    the size and timing of customer orders;

o    the mix of Madge.connect products sold;

o the mix of distribution channels through which our products and services are sold;

o    the pattern of end-user purchasing cycles;

o    availability of product supply;

o    the introduction of new products and services by us and our competitors;
     and

o    general economic conditions.

     Madge.connect ships products to order and generally operates with little backlog, although we experienced some product supply issues that caused a backlog until March 31, 2001. In the six months ended June 30, 2001, we did not have product supply issues because we had built up an inventory of products in anticipation of potential supply problems with the transfer to a new subcontract manufacturer. There can be no guarantee we will not face such shortages in the future. A significant portion of our operating expenses are fixed expenditures, based primarily on sales forecasts determined months or years in advance. If net sales do not meet our expectations in any period, our operating results will be adversely affected. Moreover, restructuring expenses have strained and will continue to strain our cash resources.

If we lose the services of our management and other key employees and are unable to recruit high caliber new employees, our results of operations will be harmed and our growth inhibited.

     We depend upon a limited number of members of senior management and other key employees. Loss of the services of key personnel in previous restructurings compromised the efficiency of our operations and there is no assurance that our future restructurings would not have the same effect. Due to the level of technical and management expertise necessary to our industry, we must recruit and retain highly qualified and well-trained personnel. Competition for these employees is intense. If we cannot attract, hire and retain qualified personnel, our business and prospects will suffer.

As is common in the computer networking industry, we are subject to the risk of litigation alleging infringement of third party intellectual property rights.

     We have received letters alleging or implying that our Madge.connect products infringe certain patents of third parties, including a letter from each of Lucent Technologies, Nortel and Hitachi and may receive similar claims in the future. In 1999 we entered into a three year license with IBM whereby we licensed a number of its patents and IBM licensed a number of our Madge.connect patents. There can be no assurance that we will obtain a future license from IBM when this license expires or from any other third party, if required in the future, on commercially acceptable terms. We can similarly give no assurances that third parties will not assert infringement claims against us in the future with respect to current or future Madge.connect products. Any such assertion could require expending significant sums on external advisors fees whether or not the case goes to court, could require the payment of damages, and could require the use of other, more expensive and/or less suitable technology, the development of non-infringing technology or the acquisition of licenses to the technology that is the subject of asserted infringement.

We may not adequately protect our intellectual property, which could increase our costs of sales.

     Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products and services. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect the proprietary rights in Madge.connect products. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers, suppliers and fellow developers that limit access to and distribution of our proprietary information. Olicom, which sold us its Token Ring business in 1999, has warranted that the intellectual property we acquired from it does not infringe third party rights and has provided us with an indemnity to this effect. We also rely upon a number of third party licenses that Olicom had in order to continue to produce their products. All material licenses have been assigned; however, we have only oral agreements regarding a number of licenses of lesser importance. There can be no assurance that these protections will be adequate to deter misappropriation of our technology or independent third-party development of similar technologies.

We do not control Red-M and future events will further reduce our holding.

     As of September 10, 2001, we held 39.4% of the voting rights and 31.0% of the equity in Red-M, the Red-M Investors and Intel together held 59.8% and 47.2% of the voting and equity rights, respectively, and the management and employees of Red-M held the balance. Red-M has called in further committed funds from the Red-M Investors and Intel. As a result, when these funds are paid our shareholding will decrease further to 37.2% of the voting and 29.7% of the equity rights. Our shareholding in Red-M will likely be further diluted over time. There are also certain events, such as the liquidation of Madge Networks N.V., in which we would be required to sell our shares in Red-M to the Red-M Investors and Intel, under certain circumstances at a discount to the value at the time.

     We do not have control of the Red-M board or its operations. Of the seven members of the new Red-M board of directors, we have designated two, the Red-M Investors have also designated two, the chairman is an independent non-executive nominated by all parties, a second non-executive director is to be appointed by agreement and the chief executive officer of Red-M is the remaining director. It is possible that additional investors in Red-M may also require board representation or an observer seat (as Intel has required). In addition, although certain of the officers of Red-M were employed by Madge, their employment arrangements with Madge have terminated as their employment was transferred to Red-M.

     Since April 12, 2001, Red-M is no longer a subsidiary of the Madge group but is classified as an associated company, and we will no longer consolidate the results of Red-M in the accounts of Madge Networks. Therefore, in accordance with U.S. GAAP, we now account for Red-M under the equity method and recognize our allocable percentage of Red-M's net income or loss on our income statement based upon our equity holding in Red-M. The carrying value of our investment has been reduced to zero and we will recognize no further operating losses. We will recognize our share of profits as, when and if Red-M becomes profitable on a cumulative basis.

The value of our shareholding in Red-M will fluctuate and will affect our ability to realize value from our Red-M shares.


     Red-M operates in the largely unproven mobile-Internet marketplace and the success of this business is dependant upon numerous factors including:-

o Bluetooth may not be accepted as the ubiquitous technology for devices communicating over a local wireless connection or may not develop as projected;

o Red-M's decision to also move into the 802.11b marketplace will mean it is spreading its limited resources thinner and the business may suffer as a result;

o Red-M may not develop revenue generating products from its research and development efforts;

o Red-M may not secure development partners, manufacturing subcontractors, key component suppliers and reseller relationships it will need if it is to become successful;

o Red-M may require additional funding if it does not meet its cash flow projections;

o Red-M's ability to protect its intellectual property and not infringe on the rights of others;

o Red-M's ability to develop products that meet the regulatory and product certification requirements to sell its products, which will be especially complex if Red-M moves into the consumer market, as planned;

o Red-M's ability to agree with original equipment manufacturers to promote products that incorporate Red-M's products and technology;

o Red-M's ability to ensure compatibility and operability of Red-M products with products of other leading vendors, as well as with various personal computer architectures and network operating systems; and

o    Competition in this marketplace.

     If Red-M fails to generate significant revenues, or to become profitable, for the reasons listed above, or any other reason, the fair market value of our shareholding will decline and we may never be able to realize any value from our Red-M shareholding. Our agreement with the Red-M Investors and Intel restricts our ability to sell our Red-M shares and may well reduce the value we could realize in any sale or pledge of some or all of our interest.

                     RISKS RELATED TO OUR CAPITAL STRUCTURE


Our common shares may be delisted from the Nasdaq National Market.


     Our common shares trade on the Nasdaq National Market ("Nasdaq"), which has certain compliance requirements for continued listing. We did not satisfy several of these listing criteria and had been in the process of appealing the decision of the Nasdaq to delist us from the National Market. On October 1, 2001 we received notification from the Nasdaq that they have suspended our listing requirements and that we can remain listed on the Nasdaq National Market until January 1, 2002 when they will again review our position to see whether we then comply with the listing requirements applicable at that time. Should we be delisted at any time after the January 1, 2002 extension, we believe that we may be able to move to trade on the Nasdaq SmallCaps Market and if that fails, onto the Over-the-Counter-Bulletin-Board. If we are delisted from the Nasdaq National Market, there would likely be a reduction in the liquidity of our common shares and a further adverse effect on their trading price. Lack of liquidity would also make it more difficult for us to raise capital in the future.


Our common share price has been, and is likely to continue to be, volatile and could drop unexpectedly.

     The trading price of our common shares has been volatile and may continue to be volatile in response to the following factors:

o    our inability to sell Madge.web and mitigate related guarantees;

o    the perception of the value of our Red-M share holding;

o    a continuing decline in sales of Token Ring products of Madge.connect;

o    quarterly variations in our operating results and our financing efforts;

o announcements of technical innovations, new products or services by us or our competitors;

o    investor perception of us, the markets we operate in or the high tech section in general;

o    changes in financial estimates by securities analysts; and

o    general economic and market conditions.

     Declines in the market price of our common shares could also materially adversely affect employee morale and retention, our access to capital and other aspects of our business.


If our share price remains volatile, we may become subject to securities litigation, which is expensive and could divert our resources.


     In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many Internet-related companies have been subject to this type of litigation. If the market value of our common shares experiences adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business to suffer.

Our founder continues to exercise control over us and could have interests that differ from shareholders' interests.


     Various trusts established by Robert Madge, our founder and chief executive officer, indirectly owned approximately 53.49% of the outstanding common shares as of September 30, 2001. Therefore, the various trustees, as a group, have the power to control matters submitted for shareholder approval, including the election of directors, proxy contests, acquisitions, tender offers, open market purchase programs or other purchases of common shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price for their shares. In addition, Mr. Madge personally holds options to purchase common shares, of which options with respect to 1.55% of our outstanding common shares have vested or will vest within 60 days from September 30, 2001. At our shareholders' meeting held on October 10, 2001, the shareholders acknowledged Robert Madge's resignation from the Management Board and appointed him to the Supervisory Board of the Company. The Supervisory Board have also appointed Mr. Madge Designated Supervisory Director. For both these roles Mr. Madge will receive compensation as approved by our shareholders at the shareholders' meeting. For details of Mr. Madge's proposed severance, see "Operating and Financial Review and Prospects" above.


The pledgee could foreclose upon Madge Networks shares that have been pledged by certain of the trusts established by Robert Madge.


     Of the 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge, 17,378,000 shares have been pledged to J P Morgan H&Q pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, it is an event of default allowing foreclosure on the shares or if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been recently. We have been advised by Hartland Holdings that JP Morgan H&Q has not indicated that it intends to foreclose on the shares. However, under applicable federal securities laws, JP Morgan H&Q could currently be deemed a beneficial holder of those 17,378,000 shares either separately or together with Hartland Holdings. If JP Morgan H&Q were to foreclose on all of the pledged shares for that or any other event of default, the number and percentage ownership of shares as at September 30, 2001 would be 12,050,013 and 21.90%, respectively, for Mr. Madge, and 17,378,000 and 32.08%, respectively, for JP Morgan H&Q. The interests of J P Morgan H&Q could differ from the interests of our general shareholders.


Our charter documents and the laws of The Netherlands could make it more difficult for a third party to acquire us.

     The shareholders have authorised our Management Board to issue preferential shares and common shares for a fixed period of time without further shareholder approval. The issuance of such preferred shares and common shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting shares of Madge Networks N.V.


It may be difficult to enforce a U.S. judgement against us and our executive officers and directors or to serve process on a substantial majority of our executive officers and directors.

Because substantially all of our assets and the assets of our executive officers and directors are located outside the United States, a judgment obtained in the United States against us or any of these individuals may not be collectible within the United States. Furthermore, service of process upon these individuals, most of whom reside outside the United States, may be difficult to obtain. In addition, judgments of U.S. courts, including judgments against us or our executive officers and directors based upon allegations of violations of U.S. federal or state securities laws, may not be enforceable in The Netherlands or elsewhere outside the United States.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Madge Networks N.V.



                                        By: /s/ Martin Malina
                                            ------------------------------------
                                            Martin Malina
                                            Managing Director


Date: October 30, 2001


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


                                  EXHIBIT INDEX

                                                                            Page

Exhibit A           First half 2001 Press Release                             45



                                       44